EXHIBIT 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar Amounts in Millions)

	Fiscal Year Ended
	May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004	May 25 2003
Consolidated Earnings from Continuing Operations before Income Taxes	$530.8	$508.1	$441.6	$358.7	$348.3
Plus Fixed Charges:
Gross Interest Expense	43.6	48.9	47.7	47.7	47.6
40% of Restaurant and Equipment
Minimum Rent Expense	26.0	24.4	23.2	21.8	21.2

Total Fixed Charges	$69.6	$73.3	$70.9	$69.5	$68.8
Less Capitalized Interest	(2.9)	(1.9)	(1.6)	(2.2)	(2.1)

Consolidated Earnings from Continuing Operations before Income Taxes Available to Cover Fixed Charges	$597.5	$579.5	$510.9	$426.0	$415.0

Ratio of Consolidated Earnings from Continuing Operations to Fixed Charges	8.58	7.91	7.21	6.13	6.03